Exhibit 99.1

April 29, 2022

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Sentage Holdings Inc.
CIK Number: 0001810467

Dear Sir or Madam:

We have read Form 6-K dated April 29, 2022 of Sentage Holdings Inc. (the “Registrant”) and are in agreement with the statements contained therein as it pertains to our firm.

We have no basis to agree or disagree with any other statements of the Registrant contained in Form 6-K.

/s/ Friedman LLP

New York, New York